Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of CollPlant Biotechnologies Ltd.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 1.50 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to rhCollagen based products in 3D bioprinting and medical aesthetics;

●	ours or our strategic partners’ ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based products in 3D bioprinting and medical aesthetics, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products, in 3D Bioprinting and medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the ongoing war in Israel;
●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine. Our collaborations include, among others, AbbVie, STEMCELL, the Advanced Regenerative Manufacturing Institute, Stratasys and the RegenMed Development Organization.

We are collaborating with AbbVie under the AbbVie Development Agreement, pursuant to which we and AbbVie are in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using our rhCollagen technology and AbbVie’s technology. The dermal filler product is currently undergoing testing in clinical trials, which trials are designed, planned, and executed by AbbVie, in accordance with the AbbVie Development Agreement. In addition, we are developing a photocurable regenerative dermal filler combining our tissue regenerating rhCollagen and other technologies which is designed to address the need for more innovative aesthetic products to treat wrinkles. The photocurable regenerative dermal filler is one of AbbVie’s option products under the AbbVie Development Agreement.

We are also developing 3D bioprinted breast implants for regeneration of breast tissue, in which we aim to provide a revolutionary alternative to the current practices. The implants in development are printed and loaded with compositions that are based on rhCollagen and other components. These implants are intended to promote tissue regeneration and degrade in synchronization with the development of a natural breast tissue. In December 2023 we initiated a pre-clinical trial to evaluate commercial-size, 3D-bioprinted, regenerative breast implants. In June 2024, we reported positive pre-clinical data that shows tissue growth, including regeneration of connective tissue and neovascularization, synchronized with implant degradation, with no adverse tissue reaction observed. Other large-animal studies with commercial-size implants are currently underway, and we expect to report results in Q4 2024 and Q1 2025. In addition, earlier in 2024 we successfully bio-printed 200cc commercial-size regenerative breast implants, demonstrating that the technology now enables the fabrication of 200cc implants and larger, addressing future commercial demand and in August 2024, we announced the launch of a pre-clinical study with 200cc commercial-sized regenerative implants printed on the Stratasys’ Origin® 3D printer. We expect to have initial results from this study in the first half of 2025.

Financial Operations Overview

Revenues

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based bioinks and products, our strategic partners successful commercialization of the dermal filler product that is in a clinical phase, and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the six months ended June 30, 2024, we generated revenues of $347,000, mainly from sales of our bioink and rhCollagen.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the costumer.

Cost of Revenues

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs, share-based compensation and depreciation. Cost of revenue also includes royalties to the Israeli Innovation Authority (“IIA”) and provisions for the costs associated with manufacturing scraps and inventory write downs.

For more information, see “Item 3.D. Risk Factors—Risks Related to Our Financial Position and Capital Requirements—The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions” in the Annual Report on Form 20-F as of and for the year ended December 31, 2023.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our rhCollagen-based products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses, for the six months ended June 30, 2024 were $5.1 million. We did not apply for grants from the IIA since 2019 and to date, we have charged all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including share-based compensation expenses;

●	legal and professional fees for auditors, investor relations and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses;

●	business development and marketing activities;

●	stock exchange fees and related services; and

●	board members related expenses, including fees and directors’ and officers’ liability insurance premiums.

We expect that our general, administrative, and marketing expenses will increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related increases will likely include costs of additional personnel, additional legal fees, audit fees, directors’ and officers’ liability insurance premiums, and costs related to investor relations.

Financial Income/Financial Expense, net

Financial income includes interest income regarding short-term deposits and restricted deposits. Financial expense consists of bank and other fees and exchange rate differences from the strengthening of the U.S. dollar compared to the New Israeli Shekel.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2023, we have incurred operating losses of approximately $7.4 million for CollPlant Biotechnologies Ltd. and $60 million for CollPlant Ltd.

We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results (unaudited):

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
	USD in thousands

Revenues	$347	$10,617	$249	$10,184
Cost of revenues	1,081	940	536	615
Gross profit (loss)	(734)	9,677	(287)	9,569

Operating expenses:
Research and development	5,103	4,676	2,697	2,574
General, administrative and marketing	2,898	2,843	1,422	1,318
Total operating expenses:	8,087	7,519	4,205	3,892
Total operating income (loss)	(8,735)	2,158	(4,406)	5,677
Financial income (expenses), net	330	(111)	196	85
Net income (loss) for the period	$(8,405)	$2,047	$(4,210)	$5,762

Three months ended June 30, 2024, compared to three months ended June 30, 2023

 Revenues

We generated revenues of $249,000 in the three months ended June 30, 2024, compared to $10.2 million for the three months ended June 30, 2023. The decrease in revenues is mainly related to the achievement of a milestone under the AbbVie Development Agreement, which triggered a $10 million payment from AbbVie to us in 2023.

Cost of revenues

We incurred cost of revenues in the amount of $536,000 in the three months ended June 30, 2024, compared to $615,000 in the three months ended June 30, 2023.

Research and Development Expenses

We incurred research and development expenses amounting to $2.7 million in the three months ended June 30, 2024 and $2.6 million in the three months ended June 30, 2023. The increase in research and development expenses is mainly related to share-based compensation expenses resulting from the extension of certain options expiry periods.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $1.4 million in the three months ended June 30, 2024, compared to $1.3 million in the three months ended June 30, 2023. The increase in expenses is mainly related to employees’ salary expenses.

Financial Income (Expenses), Net

Financial income, net, totaled $196,000 in the three months ended June 30, 2024, compared to $85,000 in the three months ended June 30, 2023. The increase in financial income is due to interest received from our short-term cash deposits and exchange rate differences.

Six months ended June 30, 2024, compared to six months ended June 30, 2023

Revenues

We generated revenues of approximately $347,000 in the six months ended June 30, 2024, compared to $10.6 million for the six months ended June 30, 2023. The decrease of approximately $10.3 million related almost entirely to the achievement of a milestone, under the AbbVie Development Agreement which triggered a $10 million payment from AbbVie to us in 2023 and a $270,000 decrease in sales of rhCollagen and VergenixFG.

Cost of revenues

We incurred cost of revenues in the amount of $1.1 million in the six months ended June 30, 2024 compared to $940,000 in the six months ended June 30, 2023. The increase in cost of revenues in the amount of $141,000 comprised of (i) a $434,000 increase related to inventory impairment, offset by (ii) a $308,000 decrease in royalty expenses to the IIA, mainly related to the milestone payment received from AbbVie in 2023.

Research and Development Expenses

We incurred research and development expenses amounting to $5.1 million in the six months ended June 30, 2024, compared to $4.7 million in the six months ended June 30, 2023. The increase of approximately $400,000 is mainly comprised of: (i) an increase of approximately $132,000 in salary expenses and share-based compensation expenses and (ii) an increase of $199,000 in research and development activities mainly related to the 3D bioprinted breast implants project.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $2.9 million in the six months ended June 30, 2024, compared to $2.8 million in the six months ended June 30, 2023. The increase in expenses is mainly related to employees’ salary expenses.

Financial Income (Expenses), Net

Financial income, net for the six months ended on June 30, 2024, totaled $330,000 compared to financial expenses, net of $111,000 in the six months ended on June 30, 2023. The increase in financial income, net is due to interest received from our short term cash deposits and exchange rate differences.

Critical Accounting Estimates

For information with respect to critical accounting estimates, see the discussion under the heading “Critical Accounting Estimates” in our Annual Report.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Nasdaq, Tel Aviv Stock Exchange and private placements) and government grants from the IIA.

The balance of cash and cash equivalents as of June 30, 2024 and December 31, 2023 totaled $18.9 and $26.7 million, respectively. In July 2023, we received an additional $10 million milestone payment from AbbVie under the AbbVie Development Agreement. We plan to fund our future operations through continued sales of our proprietary products, commercialization and/or out-licensing of our rhCollagen technology, raising additional capital through the issuance of equity or debt, additional milestone payments that may be received under the AbbVie Development Agreement, adjustment of operating expenses to meet available cash resources or a combination of the foregoing. If additional capital is not available to us when needed or on acceptable terms, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

Cash Flows

Net Cash Provided by (Used in) Operating Activities

Net cash provided by or used in operating activities resulted primarily from our net income or losses, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income or loss for non-cash items include depreciation and amortization, share-based compensation, exchange differences on cash and cash equivalents, interest from short term deposits and interest from restricted deposit. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and our management costs during the applicable periods.

Net cash used in operating activities in the six months ended June 30, 2024, totaled $7.2 million and consisted primarily of (i) net loss of $8.4 million, adjusted for non-cash items including depreciation and amortization of $541,000, shared-based compensation of $780,000 and net loss from financing expenses of $247,000, and (ii) a net change in operating assets and liabilities of $344,000.

Net cash used in operating activities in the six months ended June 30, 2023, totaled $7.2 million and consisted primarily of (i) net income of $2.0 million, adjusted for non-cash items including depreciation and amortization of $546,000, shared-based compensation of $852,000 and net loss from financing expenses of $455,000, and (ii) a net change in operating assets and liabilities of $11.1 million, which is attributable almost entirely to an increase of $10.2 million in trade receivables related mainly to a milestone achievement payment from AbbVie.

Net Cash Used in Investing Activities

Net cash used in investing activities was $341,000 during the six months ended June 30, 2024 compared to $541,000 during the six months ended June 30, 2023, and related primarily to the purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $9,000 for the six months ended June 30, 2024 compared to $892,000 in the six months ended June 30, 2023. Cash provided by financing activities is attributed to proceeds from the exercise of options and warrants into shares.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $789,000; and

●	Trade and other payables in the amount of $2.5 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $2.6 million.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2024:

	Exercise of Options into shares	Strategic Collaboration	Total
	(USD in thousands)
Six months ended June 30, 2024	9	-	9

Funding Requirements

We believe based on current contemplated operations and plans, that we have sufficient funds to support our operations for at least until the end of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the number of potential new products we identify and decide to develop;

●	the progress, timing, and completion of preclinical testing and clinical trials which are based on our bioink, medical aesthetics, and any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of our products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors” in our Annual Report on Form 20-F. We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

We are in a development stage with regard to different medical and aesthetics products, and are in early stages of commercialization of our bioinks products for customers that develop technologies for 3D bio-printing of tissues and organs and the medical aesthetics market. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion.

Off-balance Sheet Arrangements

As of June 30, 2024, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Contractual Obligations

There were no material changes outside of the ordinary course of business in our contractual obligations as of June 30, 2024, from those as of December 31, 2023 as reported in our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 4, 2024.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount plus interest that would be payable by us is approximately $7.0 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.